UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13D/A


                 Under the Securities Exchange Act of 1934


                             CD Warehouse, Inc.
                            ------------------
                             (Name of Issuer)


                       Common Stock, par value $0.01
                       -----------------------------
                       (Title of Class of Securities)


                                 12512W105
                                -----------
                               (CUSIP Number)


Doyle E. Motley, 1204 Sovereign Row, Oklahoma City, OK 73102; 405-949-2422
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              (Name, address and telephone number of person
             authorized to receive notices and communications)


                             January 11, 1999
                             ----------------
           (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).



Check the following box if a fee is being paid with the statement ( ).

                                 SCHEDULE 13D

CUSIP No.  12512W105                                              PAGE 2 OF 4

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1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Formula Unit Trust - ("FUT")

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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)  (X)
                                                               (B)  ( )

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3)  SEC USE ONLY


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4)  SOURCE OF FUNDS                          OO

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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e).    (  )

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6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                       Canada
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                    7)  SOLE VOTING POWER
NUMBER OF                                              409,300
SHARES
BENEFICIALLY        ------------------------------------------------------
OWNED BY            8)  SHARED VOTING POWER
EACH                                                   409,300
REPORTING
PERSON WITH         ------------------------------------------------------
                    9)  SOLE DISPOSITIVE POWER
                                                       409,300

                    ------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                                                       409,300

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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         409,300
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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     11.5%

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14)  TYPE OF REPORTING PERSON
                         OO
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

                                                                  PAGE 3 OF 4
Item 1.  Security and Issuer

This statement relates to the common stock, par value $0.01 ("Common Stock"), of CD Warehouse, Inc., a Delaware corporation with principal executive offices at 1204 Sovereign Row, Oklahoma City, Oklahoma 73108 ("CD Warehouse"),

Item 2.  Identity and Background

This statement is filed by Formula Unit Trust ("FUT") a Canadian mutual fund. FUT is managed and controlled by Formula Growth Limited, a Canadian corporation ("FGL"). FGL's directors are John W. Dobson, Randall W. Kelly, Bette Lou Reade, Ian Soutar, Stuart Cobbett, Roger De Serres, Drummond Birks, Scott Taylor, Morris Godel, and Jacques Tetrault. FGL's executive officers are Randall W. Kelly, Bette Lou Reade, Rene Catafago, Kimberly Holden, John Liddy, Ian Soutar and Stuart Cobbett. All of the entities described herein are citizens of Canada or entities organized under the laws of Canada.

The business address for the all entities described herein is 1010 Sherbrooke Street West, Suite 1408, Montreal, Quebec H3A 2R7. The principal business of all entities described herein is investment management. None of the entities described herein have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years. Neither FUT nor, to the best of its knowledge, any director, executive officer or controlling person of FUT has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding FUT or any director, executive officer or controlling person of FUT was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

This amended schedule relates only to sales of 190,700 shares of CD Warehouse's common stock occurring in the month of December 1998 (the "Sales").

Item 4.  Purpose of Transaction

Item 4 is hereby amended by adding the following:

FUT effected the Sales as a partial liquidation of a passive portfolio investment. No other motives, plans or proposals underlie this transaction.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended by adding the following:

After giving effect to the Sales, which were the only transactions involving the common stock in CD Warehouse during the last sixty day other than those previously reported on the original Schedule 13D, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by FUT may be found in rows 11 and 13 of the cover page.

                                                                  PAGE 4 OF 4
The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each other person named in Item 2 may be found in rows 11 and 13. Additionally, such other persons may be deemed to beneficially own 300,000 shares, or 8.5%, of common stock in CD Warehouse as a result of their control positions in Formula Growth Fund, a Canadian mutual fund.

In addition to the shares listed in the immediately preceding paragraph, Randall W. Kelly is the beneficial owner of 30,000 shares, or 0.8%, of common stock in CD Warehouse as a result of his 100% ownership of Random Walk Trading, Inc., a Canadian corporation which purchased such 30,000 shares on May 15, 1998 for $10 per share, or $300,000, in a transaction substantially similar to this.

Each person identified in this Item has shared power to vote or direct the vote of all shares described herein, except the 30,000 shares over which Randall W. Kelly maintains sole control.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable to this amendment.

Item 7.  Material to Be Filed as Exhibits.

Not applicable to this amendment.

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                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Formula Unit Trust

Date: January 8, 1999               ---------------------------------------
                                    Rene Catafago, Vice President, Finance